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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

MIDWEST AIR GROUP, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
597911106
(CUSIP Number)
Octavian Management, LLC
650 Madison Avenue, 23 rd Floor
New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	597911106	13D/A

1	NAMES OF REPORTING PERSONS: Octavian Master Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		1,520,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,520,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,520,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106	13D/A

1	NAMES OF REPORTING PERSONS: Octavian Global Partners, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,830,800

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,830,800

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,830,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106	13D/A

1	NAMES OF REPORTING PERSONS: Octavian Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,830,800

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,830,800

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,830,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106	13D/A

1	NAMES OF REPORTING PERSONS: Octavian Advisors, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,830,800

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,830,800

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,830,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106	13D/A

1	NAMES OF REPORTING PERSONS: Octavian Asset Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,830,800

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,830,800

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,830,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106	13D/A

1	NAMES OF REPORTING PERSONS: Greg Racz

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,830,800

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,830,800

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,830,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106	13D/A

1	NAMES OF REPORTING PERSONS: Richard Hurowitz

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Untied States

	7	SOLE VOTING POWER:

NUMBER OF		1,830,800

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,830,800

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,830,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A
     This Amendment No. 3 (“Amendment”) to Schedule 13D (the “Schedule 13D”), relating to shares of Common Stock, par value $0.01 per share (the “Shares”), of Midwest Air Group, Inc. (the “Issuer ”), is being filed with the Securities and Exchange Commission on behalf of (i) Octavian Master Fund, L.P., a Cayman Islands limited partnership (“Octavian Master”); (ii) Octavian Global Partners, LLC, a Delaware limited liability company (“Octavian Partners”) and general partner of Octavian Master and Octavian Special Master Fund, L.P. (“Octavian Special Master”); (iii) Octavian Management, LLC, a Delaware limited liability company and managing member of Octavian Partners (“Octavian Management”); (iv) Octavian Advisors, LP, a Delaware limited partnership (“Octavian Advisors”) and investment manager of Octavian Master and Octavian Special Master; (v) Octavian Asset Management, LLC, a Delaware limited liability company and general partner of Octavian Advisors (“Octavian Asset Management”); (vi) Mr. Greg Racz, a managing member of Octavian Management and Octavian Asset Management (“Mr. Racz”); and (vii) Mr. Richard Hurowitz, a managing member of Octavian Management and Octavian Asset Management (“Mr. Hurowitz” and together with those persons listed in (i)-(vi) above, the “Reporting Persons”).
     This Amendment is being filed to amend and restate Items 3, 4, 5 and 7 as follows:
Item 3.	Source and Amount of Funds
          As of the date hereof, the Reporting Persons have invested in Shares of the Issuer in the approximate amount of: $25,124,663.09. Currently, all Shares of the Issuer as of the date hereof are held by Octavian Master and Octavian Special Master. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of the Reporting Persons.
Item 4.	Purpose of the Transaction
          On July 12, 2007 and on July 18, 2007, the Reporting Persons sent a letter to the Issuer relating to a proposal from AirTran Airways, Inc. to combine AirTran Airways, Inc. with the Issuer. A copy of the letters is attached hereto as Exhibit 3 and Exhibit 4, respectively.
          The Reporting Persons purchased the Shares based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although Reporting Person has no specific plan or proposal to acquire additional Shares or dispose of the Shares, consistent with its investment purpose, Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
          Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to AirTran’s proposal to the Issuer, as described above.
               Except to the extent the foregoing may be deemed a plan or proposal, Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5.	Interest in Securities of the Issuer
               (a) As of the date hereof, the Reporting Persons beneficially own 1,830,800 Shares of the Issuer, of which 1,520,000 Shares are held by Octavian Master, which represents 7.5% and 6.2%, respectively, of the Issuer’s outstanding Shares, which such percentages were calculated by dividing (i) 1,830,800 and 1,520,000, respectively, by (ii) 24,589,217 Shares outstanding as of May 11, 2007, based upon the Issuer’s Schedule 14D-9 filed with the Securities and Exchange Commission on May 16, 2007.
               (b) The Reporting Persons have the power to vote and dispose of the 1,830,800 Shares held by Octavian Master and Octavian Special Master, and Octavian Master has the power to vote and dispose of the 1,520,000 Shares it holds.
     The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,830,800 Shares held by Octavian Master and Octavian Special Master. Pursuant to Rule 13d-4, each of the Reporting Persons disclaim all such beneficial ownership.
               (c) The transactions in the Issuer’s securities by the Reporting Persons during the sixty days prior to the obligation to file this Schedule 13D are listed as Exhibit 2 attached hereto and made a part hereof.
               (d) Not Applicable.
               (e) Not Applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 2	Transactions in the Issuer’s securities by the Reporting Persons in the sixty days prior to the obligation to file this Amendment to Schedule 13D that have not previously been reported by the Reporting Persons.

Exhibit 3	A copy of a letter sent by the Reporting Persons to the Issuer on July 12, 2007.

Exhibit 4	A copy of a letter sent by the Reporting Persons to the Issuer on July 18, 2007.

Signature
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 23, 2007

OCTAVIAN MASTER FUND, L.P.

By:	Octavian Global Partners, LLC
General Partner

By:	Octavian Management, LLC
Managing Member

By:	/s/ Greg Racz
Name:	Greg Racz
Title:	President & Chief Operating Officer

OCTAVIAN GLOBAL PARTNERS, LLC

By:	Octavian Management, LLC
Managing Member

By: Name:	/s/ Greg Racz Greg Racz
Title:	President & Chief Operating Officer\

OCTAVIAN MANAGEMENT LLC

By: Name:	/s/ Greg Racz Greg Racz
Title:	President & Chief Operating Officer

OCTAVIAN ADVISORS, LP

By:	Octavian Asset Management, LLC,
General	Partner

By: Name:	/s/ Greg Racz Greg Racz
Title:	President & Chief Operating Officer

OCTAVIAN ASSET MANAGEMENT LLC

By: Name:	/s/ Greg Racz Greg Racz
Title:	President & Chief Operating Officer

/s/ Greg Racz

Greg Racz

/s/ Richard Hurowitz

Richard Hurowitz